08025564

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65885

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Strategic Financial Alliance, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2200 Century Parkway
(No. and Street)

Atlanta (City) Georgia (State) 30345 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clive Slovin (678) 954-4002
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Windham Brannon, PC
(Name – *if individual, state last, first, middle name*)

1355 Peachtree Street (Address) Atlanta (City) Georgia (State) 30309 (Zip Code)

PROCESSED
MAR 14 2008
THOMSON FINANCIAL

SEC
Mail Processing Section
FEB 28 2008
Washington, DC
100

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Clive Slovin, ~~swear (or~~ affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Strategic Financial Alliance, Inc., as of December 31, 20 07, are true and correct. I further ~~swear (or~~ affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SANDRA J. SWYGERT
NOTARY PUBLIC, HENRY COUNTY, GEORGIA
MY COMMISSION EXPIRES APRIL 17, 2008

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

The Strategic Financial Alliance, Inc.

Financial Statements
and Supplemental Information

December 31, 2007

The Strategic Financial Alliance, Inc.

Contents
December 31, 2007

Annual Audited Report Form X-17a-5 Part III

Facing Page and Oath or Affirmation

Independent Auditor's Report

Financial Statements

Supplemental Information

Independent Auditor's Report on Supplementary Data

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Exemption From Rule 15c3-3 of the Securities and Exchange Commission

Report On Internal Control Required By SEC Rule 17a-5

W I N D H A M   B R A N N O N

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder of
The Strategic Financial Alliance, Inc.

We have audited the accompanying statement of financial condition of The Strategic Financial Alliance, Inc. (the "Company") as of December 31, 2007, and the related statements of income, stockholder's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Strategic Financial Alliance, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Windham Brannon P.C.
Certified Public Accountants

February 22, 2008

1355 PEACHTREE STREET, N.E., SUITE 200, ATLANTA, GEORGIA 30309-3230
Phone 404-898-2000, Facsimile 404-898-2010 www.windhambrannon.com

The Strategic Financial Alliance, Inc.

Statement of Financial Condition
December 31, 2007

Assets		
Cash and cash equivalents	$	1,264,863
Restricted cash		100,000
Commissions receivable		715,167
Other receivables		39,563
Prepaid expenses		224,254
Property and equipment, at cost less accumulated depreciation of $72,161		88,167
Total assets	$	2,432,014
Liabilities and Stockholder's Equity		
Liabilities:		
Short-term note payable	$	111,595
Commissions payable		860,410
Accounts payable and accrued expenses		261,725
Due to Parent		37,600
Due to SFA Insurance Services, Inc.		14,291
Total liabilities		1,285,621
Commitments and contingencies		
Stockholder's equity:		
Common stock, $0.01 par value, 5,000,000 shares authorized, 15,650 shares issued and outstanding		157
Additional paid-in capital		562,867
Retained earnings		583,369
Total stockholder's equity		1,146,393
	$	2,432,014

See accompanying notes to financial statements.

The Strategic Financial Alliance, Inc.

Income Statement
For the Year Ended December 31, 2007

Revenue:		
Commissions and fees	$	14,802,797
Other income		1,639,272
Interest income		46,321
		16,488,390
Expenses:		
Commissions		13,520,711
General and administrative		2,664,558
		16,185,269
Income before income taxes		303,121
Provision for income taxes		113,600
Net income	$	189,521

See accompanying notes to financial statements.

The Strategic Financial Alliance, Inc.

Statement of Stockholder's Equity
For the Year Ended December 31, 2007

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balance at January 1, 2007	15,650	$ 157	$ 312,867	$ 393,848	$ 706,872
Capital contributions	-	-	250,000	-	250,000
Net income	-	-	-	189,521	189,521
Balance at December 31, 2007	15,650	$ 157	$ 562,867	$ 583,369	$ 1,146,393

See accompanying notes to financial statements.

The Strategic Financial Alliance, Inc.

Statement of Cash Flows
For the Year Ended December 31, 2007

Cash flows from operating activities:		
Net income	$	189,521
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		28,132
Deferred income taxes		6,200
Changes in assets and liabilities:		
Restricted cash		(50,000)
Commissions receivable		(97,618)
Other receivables		49,508
Prepaid expenses		(55,450)
Commissions payable		157,491
Accounts payable and accrued expenses		60,692
Due to SFA Insurance Services, Inc.		5,535
Net cash provided by operating activities		294,011
Cash flows from investing activities:		
Purchases of property and equipment		(29,757)
Net cash used in investing activities		(29,757)
Cash flows from financing activities:		
Change in due to Parent		16,800
Borrowings under short-term note payable		142,771
Repayments of short-term note payable		(112,204)
Capital contributions		250,000
Net cash provided by financing activities		297,367
Net increase in cash and cash equivalents		561,621
Cash and cash equivalents at beginning of period		703,242
Cash and cash equivalents at end of period	$	1,264,863

Supplemental Disclosure of Cash Flow Information

Cash paid during the period for interest	$	3,135
Cash paid during the period for income taxes	$	-

See accompanying notes to financial statements.

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Formation of Company

The Strategic Financial Alliance, Inc. (the Company) was formed on February 13, 2003 and conducts business as a securities broker-dealer and a registered investment adviser. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of SFA Holdings, Inc. (formerly known as Reliance Advisory Holdings, Inc., the Parent). The Company is incorporated under the laws of the state of Georgia, is privately held, and is headquartered in Atlanta, Georgia.

Description of the Business

The Company, through a network of registered representatives, sells various securities to customers, including stocks, bonds, private placements, interests in limited partnerships and variable annuities, on a fully disclosed basis. All of the Company's trades are cleared through an unrelated clearing broker. The Company's independent registered representatives are licensed throughout the United States and operate under the jurisdiction of local offices of supervisory jurisdiction.

Use of Estimates in Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commission revenues and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Limited partnership commission revenues and the related commission expenses are recorded when earned.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments that are readily convertible into cash and have a maturity of ninety days or less when purchased. At times, cash and cash equivalent balances may exceed federally insured amounts. The Company believes it mitigates risks by depositing cash and investing in cash equivalents with stable financial institutions.

Restricted Cash

Restricted cash is held by the clearing broker as a condition of the Company's Fully Disclosed Clearing Agreement.

Methods of Depreciation

Depreciation is provided using the straight-line method over the estimated useful lives of the individual assets as follows: office and computer equipment, three years; computer software, three years; and furniture and fixtures, seven years.

Income Taxes

The Company is a C corporation for federal and state income tax purposes, and is included in the consolidated return of the Parent. Federal and state income taxes are calculated as if the companies filed on a separate return basis and the amount of current tax or benefit is transferred to or received from the Parent. Accordingly, deferred income taxes are provided for temporary differences between the financial reporting bases and the tax bases of the Company's assets and liabilities.

Note 2: Related Party Transactions

The Company pays to the Parent any salaries and benefits for Parent personnel acting on behalf of the Company and for estimated income taxes incurred by the Company. Total amounts owed to the Parent at December 31, 2007 were $37,600 and expenses incurred by the Company totaled $1,598,612 during 2007.

The Parent has a bonus pool agreement in place at December 31, 2007. The bonus is calculated based on the consolidated income of the Parent and is equal to 25% of the first $1 million in earnings before taxes, depreciation, amortization, stock-based compensation and certain recruiting expenses (EBTDA), plus 15% of the second $1 million of EBTDA, plus 10% of any excess above $2 million in EBTDA. At December 31, 2007, the Company's portion of the bonus pool allocated to it by the Parent (included in the $1,598,612 above) was $215,000.

The Parent has a stock option plan under which registered representatives of the Company may receive options to purchase shares of the Parent's stock. The expense of these options is booked by the Company. During 2007, options to purchase 59,500 shares of stock were issued to registered representatives of the Company. The aggregate fair value of these options was not significant. These options remain outstanding as of December 31, 2007.

The Company pays commissions to its registered representatives on behalf of an affiliated company, SFA Insurance Services, Inc. As of December 31, 2007, the amount due to SFA Insurance Services, Inc. was $14,291.

Note 3: Property and Equipment

A summary of property and equipment at December 31, 2007 follows:

Office and computer equipment	$70,086
Furniture and fixtures	55,475
Computer software	34,767
	160,328
Less accumulated depreciation	72,161
	$88,167

Depreciation expense associated with property and equipment was $28,132 in 2007.

Note 4: Short-Term Note Payable

The short-term note payable at December 31, 2007 is summarized as follows:

October 2007, original principal balance $142,771 term note; interest at 6.0%; nine monthly installments of principal and interest of $16,263; matures July 2008; unsecured	$111,595

Note 5: Income Taxes

Provision for federal and state income taxes consists of the following:

Current	
Federal	$ 90,200
State	17,200
	107,400
Deferred	
Federal	5,100
State	1,100
	6,200
Total	$113,600

The income tax expense for 2007 differs from the amount determined by applying the U.S. statutory federal income tax rate to income before income taxes primarily as a result of state income taxes and permanent differences, including meals and entertainment expenses.

Note 6: Commitments

The Company leases office space and equipment. At December 31, 2007, aggregate minimum rent commitments under operating leases with initial terms of one year or more consisted of the following:

Year	Amount
2008	$145,700
2009	99,200
Total	$244,900

Rental expense amounted to $159,043 for 2007.

Note 7: Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2007, the Company had net capital of $769,643, which was $683,935 in excess of its required net capital.

* * * * *

Supplemental Information

W I N D H A M   B R A N N O N

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY DATA

To the Board of Directors and Stockholder of
The Strategic Financial Alliance, Inc.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital, and exemption from Rule 15c3-3, reconciliation of net capital, and computation for determination of reserve requirements at December 31, 2007, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Windham Brannon P.C.
Certified Public Accountants

February 22, 2008

1355 PEACHTREE STREET, N.E., SUITE 200, ATLANTA, GEORGIA 30309-3230
Phone 404-898-2000, Facsimile 404-898-2010 www.windhambrannon.com

The Strategic Financial Alliance, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission December 31, 2007

Total stockholder's equity	$	1,146,393
Deduct amounts not allowable for net capital:		
Commissions receivable		44,329
Property and equipment		88,167
Prepaid expenses		224,254
Total stockholder's equity qualified for net capital		789,643
Deduction:		
Other		20,000
Net capital	$	769,643
Minimum net capital	$	25,000
Minimum net capital based on aggregate indebtedness	$	85,708
Excess net capital	$	683,935

Note: There were no material differences between the calculation of net capital per Part IIA of the amended Focus Report as of December 31, 2007 and the calculation of net capital per the auditied financial statements as of December 31, 2007 of The Strategic Financial Alliance, Inc.

See independent auditors' report and accompanying notes to financial statements.

The Strategic Financial Alliance, Inc.

Exemption From Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2007

Exemption from Rule 15c3-3 is claimed under Reg. Section 240.15c3-3(k)(2).

See independent auditors' report and accompanying notes to financial statements.

W I N D H A M B R A N N O N

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

To the Board of Directors and Stockholder of
The Strategic Financial Alliance, Inc.

In planning and performing our audit of the financial statements and supplementary data of **The Strategic Financial Alliance, Inc.** (the "Company"), for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed above.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exits when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of the Company, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Windham Brannon P.C.

February 22, 2008

END